Exhibit 12.1

CARDINAL HEALTH, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended June 30,					For the Three Months Ended,
(in millions, except for ratios)	2004	2005	2006	2007	2008	September 30, 2008
Earnings before income taxes, discontinued operations, minority interest, and cumulative effect of change in accounting	$2,008.9	$1,664.4	$1,740.4	$1,252.3	$1,949.8	$363.9
Less: Minority Interest	4.2	5.3	3.1	0.7	0.4	0.2

Total Earnings before income taxes, discontinued operations, minority interest ad cumulative effect of change in accounting	2,013.1	1,669.7	1,743.5	1,253.0	1,950.2	364.1
Plus fixed charges:
Interest expense	78.4	138.5	167.2	189.6	228.6	53.7
Capitalized interest	6.5	5.8	4.9	12.4	15.2	4.5
Amortization of debt offering costs	3.6	3.4	3.4	7.4	3.5	1.0
Interest portion of rent expense(1)	15.7	21.5	18.3	19.6	18.5	4.0

Fixed charges	104.2	169.2	193.8	229.0	265.8	63.2
Plus amortization of capitalized interest	1.6	2.1	2.0	1.2	1.4	0.5
Less capitalized interest	(6.5)	(5.8)	(4.9)	(12.4))	(15.2)	(4.5)

Earnings	$2,112.4	$1,835.2	$1,934.4	$1,470.8	$2,202.2	$423.3

Ratio of earnings to fixed charges	20.2	10.8	10.0	6.4	8.3	6.7

(1)

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes, discontinued operations, minority interest and cumulative effect of change in accounting plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.